[redacted]

09042954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 25 2009

Washington, DC 122

SEC FILE NUMBER
8- 52192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EquityStation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Military Trail Suite 400
(No. and Street)

Boca Raton,	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Company LLP
(Name – *if individual, state last, first, middle name*)

	Boca Raton,	FL	33432
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquityStation, Inc., as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Johanna A. Garcia
Commission # DD798685
Expires: JUNE 18, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

EQUITYSTATION, INC.

(a wholly owned subsidiary of National Holdings Corporation)

For the Year Ended September 30, 2009

with Report and Supplementary Report of Independent Auditors

EQUITYSTATION, INC..
(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

For the Year ended September 30, 2009

Contents

SHERB & CO., LLP
Certified Public Accountants

Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
EquityStation, Inc.

We have audited the accompanying statement of financial condition of EquityStation, Inc. as of September 30, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquityStation, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Certified Public Accountants

Boca Raton, Florida
November 23, 2009

EQUITYSTATION, INC..
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition
September 30, 2009

ASSETS

Current Assets		
Cash	$	79,715
Deposit with clearing firm		50,171
Receivables from clearing organizations		51,092
Receivables from related party - Tri-party clearing		274,989
Deposits and prepaid expenses		8,732
Total Assets	$	464,699

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	65,254
Accrued liabilities		205,138
Total Liabilities		270,392
Stockholder's Equity		
Common stock $.01 par value 1,000 share authorized, issued and outstanding		10
Additional paid-in capital		414,687
Accumulated deficit		(220,390)
Total Stockholder's Equity		194,307
Total Liabilities and Stockholder's Equity	$	464,699

See accompanying notes.

EQUITYSTATION, INC..
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Operations
For the Year Ended September 30, 2009

Revenue	
Commissions	$ 3,488,771
Other revenue	23,647
Interest and dividends	44,609
	3,557,027
Expenses	
Commissions and fees	2,087,587
Employee compensation and benefits	5,793
Clearance fees	384,433
Communications and data services	204,004
General and adminstrative costs	160,309
Occupancy and equipment costs	40,367
Interest expense	336
	2,882,829
Income before taxes	674,198
Provision for income taxes	
Current expense	226,612
Deferred expense	34,814
Total income tax expense	261,426
Net income	$ 412,772

See accompanying notes.

EQUITYSTATION, INC..
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2009

	Common Stock		Additional Paid - in	Accumulated	
	Shares	**Amount**	**Capital**	**Deficit**	**Total**
Balance, September 30, 2008	1,000	$ 10	$ 1,036,606	$ (633,162)	$403,454
Capital returned to parent and related entity			(883,345)		(883,345)
Tax benefit contributed by parent			261,426		261,426
Net income				412,772	412,772
Balance, September 30, 2009	1,000	$ 10	$ 414,687	$ (220,390)	$194,307

See accompanying notes.

EQUITYSTATION, INC..

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Cash Flows

For the Year Ended September 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	412,772
Adjustments to reconcile net income to net cash used in operating activities:		
Non cash income tax expense		261,426
Increase (decrease) in operating assets and liabilities		
Deposit with clearing firm		25,022
Receivable from clearing organizations		91,149
Other receivables		3,702
Other assets		3,270
Accounts payable and accrued liabilities		(122,008)
Net cash provided by operating activities		675,333
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital returned to parent and related entity		(883,345)
Net cash used in financing activities		(883,345)
Decrease in cash		(208,012)
Cash at beginning of year		287,727
Cash at end of year	$	79,715
Cash paid for		
Income taxes	$	-
Interest	$	336

See accompanying notes.

EQUITYSTATION, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2009

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EquityStation, Inc. ("the Company") (a wholly owned subsidiary of National Holdings Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Florida Corporation incorporated July 22, 1999.

EquityStation offers institutional traders, hedge funds, and professional traders a suite of services designed to advance their trading through cutting-edge trading technologies and routing software, hedge fund incubation, capital introduction and custodial services.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm. The Company uses Penson Financial Services, Inc. for its primary clearing firm and has a Tri-party Clearing Agreement through its affiliate, vFinance Investments, Inc. to clear some of its fully disclosed customer transactions through National Financial Services, LLC. Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

On November 2, 2004, vFinance Investments Holdings, Inc. (wholly-owned subsidiary of National Holdings Corporation), completed its acquisition of the issued and outstanding equity securities of EquityStation, all of which were owned by Level2, a subsidiary of Global Partners Securities, Inc. This transaction had been approved by the National Association of Securities Dealers, Inc.

On July 1, 2008, National Holdings Corporation completed its merger with vFinance, Inc. No material changes to the business or management of EquityStation have occurred since this change in ownership.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain items in the 2008 financial statements have been reclassified to conform to the presentation in the 2009 financial statements. Such reclassifications did not have a material impact on the presentation of the overall financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturation of less than ninety days that are not held for sale in the ordinary course of business.

Receivables from Related Parties – Tri-party Clearing

The Company signed a tri-party clearing agreement with vFinance Investments, Inc. effective October 17, 2007. This receivable is the net revenue due to the Company in accordance with this agreement, and is due and payable to the Company within 30 days of the close of each calendar month.

Concentrations of Credit Risk

As of September 30, 2009, the Company did not have cash balances in banks in excess of the maximum amount insured by the FDIC. The Company maintains its cash positions at high quality financial institutions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with professional standards. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Costs of advertising are expensed as incurred and amounted to $0 for the period ended September 30, 2009.

NOTE 2: INCOME TAXES

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

At September 30, 2009, the Company's tax provision is as follows:

Current Expense	$	226,612
Deferred Expense		34,814
Total Expense	$	261,426

At September 30, 2009, the Company had approximately $1,000,000 of unused preacquisition net operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2021 to 2025. The utilization of these loss carrforwards, for Federal income tax purposes are subject to limitation due to the changes in ownership.

At September 30, 2009 the Company had no deferred tax assets.

The deferred tax asset resulting from the net operating loss carryforwards had previously been reduced to $0 due to the establishment of a full valuation allowance. There has been no change in the valuation allowance during the year ended September 30, 2009.

EQUITYSTATION, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2009

NOTE 2: INCOME TAXES (Continued)

A reconciliation of the Company's income tax expense applying the Federal statutory tax rate to its effective tax rate is as follows:

Federal statutory Income tax rate	35.0%
Add:	
State statutory income tax rate, Net of federal tax Benefit	3.7%
Effective Tax Rate	38.7%

Due to the Company's inclusion in the filing of a consolidated tax return with its parent and other affiliated members, and the utilization of consolidated net operating losses to offset the Company's taxable income, the Company credited Additional Paid-in Capital with a tax benefit contributed by the parent.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company has been named in a FINRA arbitration action filed by a former officer for allegedly not paying compensation according to his employment agreement. This action has not been settled as of September 30, 2009. Management intends to vigorously defend against this claim and the accompanying financial statements include no accrual for estimated losses that may result from the ultimate outcome of certain of this action. However, due to the inherent uncertainty of these outstanding actions, losses may exceed the amounts accrued and those losses may be material.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement in 2008 with its affiliate, vFinance Inc., whereby the Company agrees to make monthly payments in the amount of $11,000 to the affiliate. In return, vFinance, Inc. will provide the Company with certain consideration including office space, office personnel and other such services.

NOTE 5: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer, Penson Financial Services. The clearing broker dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2009, the Company had net capital of $185,575 that was $85,575 in excess of its required net capital of $100,000. The Company's aggregate indebtedness equaled $550,392 and the percentage of aggregate indebtedness to net capital was 296.6%.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7: SUBSEQUENT EVENTS

On October 26, 2009, the Company received notification from the FINRA ("Financial Industry Regulatory Authority") that its staff has made a preliminary determination to recommend that disciplinary action be brought against the Company for violating NASD Rule 2110, by selling unregistered securities in violation of Section 5 of the Securities Act of 1933. The Company intends to comply with all requirements of this notification, and as of the date of this filing, does not have the ability to estimate the financial implications of this action.

EQUITYSTATION, INC.
(a wholly owned subsidiary of National Holdings Corporation)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2009

		2009
NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	194,307
Deductions:		
Non-Allowable Assets		
Miscellaneous Receivable		1,223
Other Assets		7,509
Total Non-Allowable Assets		8,732
Net Capital	$	185,575
AGGREGATE INDEBTEDNESS		
Accounts Payable		65,254
Accrued Expenses		205,138
Adjustment for contingent liability		280,000
Aggregate Indebtedness	$	550,392
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	100,000
Excess Net Capital	$	85,575
Excess Net Capital at 1000%	$	130,536
Ratio of Aggregate Indebtedness to Net Capital		296.6%
Reconciliation		
Net capital, per unaudited September 30, 2009 FOCUS report, as filed	$	185,575
Net Adjustments		-
Net capital, per September 30, 2009 audited report, as filed	$	185,575

EQUITYSTATION, INC.
(a wholly owned subsidiary of National Holdings Corporation)

Statement Regarding SEC Rule 15c3-3
September 30, 2009

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholder
EquityStation, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EquityStation, Inc. for the year ended September 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(CONTINUED)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
November 23, 2009